Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2018 and for the six months then ended and related notes included elsewhere in this report and (2) our consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2017 and the other information contained in such Annual Report, particularly the information in Item 5 – “Operating and Financial Review and Prospects.” Our financial statements have been prepared in accordance with generally accepted accounting principles in United States (“US GAAP”).

As used in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, the terms “we,” “us,” “our” and the “Company” mean Pointer Telocation Ltd. and its subsidiaries, unless otherwise indicated.

Cautionary Statement Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws. In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. For example, when the Company discusses its expected research and development expenditures and future capital requirements, it is using forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained below are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” in our Annual Report on From 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (“SEC”) on March 27, 2018, as amended on April 30, 2018, and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We believe we are a leading provider of advanced mobile resource management (“MRM”) products and services for the automotive and insurance industries. We conduct our operations through two main segments: (i) Cellocator segment and (ii) MRM segment. Through our Cellocator segment, we design, develop and produce leading MRM products, including asset management, fleet management and security products for sale to third party operators providing MRM services worldwide, as well as to our MRM segment. Through our MRM segment, we act as an operator primarily in Israel, Brazil, Argentina, Mexico, and South Africa by bundling our products together with a range of MRM services, including stolen vehicle retrieval services and fleet management services.

Our revenues are principally derived from (i) rendering services through our MRM segment and (ii) sales of our systems and products through our Cellocator segment, as well as through our MRM segment which bundles our products in the services it offers.

A.	RESULTS OF OPERATIONS

Six Months Ended June 30,

(in thousands of U.S. Dollars – except weighted average number of shares and basic and diluted income per share)

Statement of Income Data:	2018	2017
Revenues:
Products	13,637	13,829
Services	26,986	25,243
Total Revenues	40,623	39,072
Cost of Revenues:
Products	8,188	8,753
Services	11,148	10,621
Total Cost of Revenues	19,336	19,374

Gross Profit	21,287	19,698
Operating Expenses:
Research and development	2,359	1,987
Selling and marketing	7,545	6,761
General and administrative	5,548	5,634
Amortization of intangible assets	248	226
One time acquisition related costs	262	-
Total Operating Expenses	15,962	14,608
Total Operating Income	5,325	5,090
Financial expenses, net	666	419
Other expenses, net	15	-
Income Before Tax on Income	4,644	4,671
Taxes on income	950	1,138
Net Income	3,694	3,533

Net income attributable to Pointer Telocation Ltd. shareholders	3,697	3,527
Net income attributable to Non-controlling interests	(3)	6

Basic net earnings per share attributable to Pointer Telocation Ltd. shareholders	$0.46	$0.44
Diluted net earnings per share attributable to Pointer Telocation Ltd. shareholders	$0.44	$0.44
Basic weighted average number of shares outstanding (in thousands)	8,067	7,943
Fully diluted weighted average number of shares outstanding (in thousands)	8,258	8,071

Reportable segments about geographical areas	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenues per territories:
Israel	19,293	17,271
Latin America (mainly Mexico)	5,936	4,767
Brazil	6,876	7,216
Argentina	2,067	2,370
Europe	2,265	2,038
Other	4,186	5,410
	40,623	39,072

Six Months Ended June 30, 2018 Compared with Six Months Ended June 30, 2017

Revenues. Revenues increased by $1.5 million, or 4.0%, from $39.1 million in the six months ended June 30, 2017 to $40.6 million in the six months ended June 30, 2018.

Revenues from the sale of our products decreased by $0.2 million, or 1.4%, from $13.8 million in the six months ended June 30, 2017 to $13.6 million in the six months ended June 30, 2018.

Revenues from our services increased by $1.8 million, or 6.9%, from $25.2 million in the six months ended June 30, 2017 to $27.0 million in the six months ended June 30, 2018.

The increase is primarily attributable to an increase in our recurring revenues from services associated with an increase in our subscriber base, offset by the negative effect of changes in currency rates.

Revenues from our services in the six months ended June 30, 2018 accounted for 66.4% of our total revenues as compared with 64.6% in the six months ended June 30, 2017.

Cost of Revenues. Our cost of revenues decreased by $0.1 million to $19.3 million for the six months ended June 30, 2018, compared to $19.4 million for the same period in 2017.

Gross Profit. Our gross profit increased to $21.3 million in the six months ended June 30, 2018, as compared to $19.7 million for the same period in 2017. The increase is primarily attributable to the increase in our revenues as well as to an increase in our operational efficiencies and scalable economic model which leverages each additional customer. As a percentage of total revenues, gross profit accounted for 52.4% in the six months ended June 30, 2018, compared to 50.4% in the six months ended June 30, 2017.

Our gross margin on products sales in the six months ended June 30, 2018 was 40.0%, compared to 36.7% in the six months ended June 30, 2017.

Gross margin for services was 58.7% in the six months ended June 30, 2018, compared to 57.9% in the six months ended June 30, 2017.

Research and Development Expenses. Research and development (“R&D”) expenses were $2.4 million in the six months ended June 30, 2018, compared to $2.0 million in the six months ended June 30, 2017. The increase is primarily attributable to the increase in our in-house as well as in our outsourcing R&D efforts in relation to our Cellocator segment. We intend to continue to increase our level of R&D expenditures in order to bring new technologies to the market.

Selling and Marketing Expenses. Selling and marketing expenses increased by $0.7 million to $7.5 million in the six months ended June 30, 2018 from $6.8 million in the six months ended June 30, 2017. The increase is primarily attributable to the increase in selling and marketing efforts in relation to our worldwide Cellocator segment and in the MRM segment. We intend to continue to increase our sales efforts during the next twelve months.

General and Administrative Expenses. General and administrative expenses decreased by $0.1 million to $5.5 million in the six months ended June 30, 2018, from $5.6 million in the six months ended June 30, 2017.

Amortization of Intangible Assets and Impairment of Long Lived Assets. Amortization of intangible assets and impairment of long lived assets in the six months ended June 30, 2018 remained unchanged compared to the six months ended June 30, 2017, and was equal to $0.2 million.

Operating Profit. As a result of the increase in our revenues and our gross margin, partially offset by the increase in our operating expenses, we recorded a $5.3 million operating profit in the six months ended June 30, 2018, compared to an operating profit of $5.1 million in the six months ended June 30, 2017.

Financial Expenses (net). Financial expenses increased by $0.3 million from $0.4 million financial expenses in the six months ended June 30, 2017 to $0.7 million financial expenses in the six months ended June 30, 2018. The increase is primarily attributable to the negative effect of change rates of currencies against the U.S. dollar.

Taxes on income.  Taxes on income were $1.0 million in the six months ended June 30, 2018, compared to $1.1 million in the six months ended June 30, 2017. The effective tax rate for the six months ended June 30, 2018 was 20.4%, compared to 24.4% for the six months ended June 30, 2017. The decrease is primarily attributable to optimization of our tax structure.

Net income. In the six months ended June 30, 2018, we recorded net income of $3.7 million, compared to $3.5 million in the six months ended June 30, 2017.

Impact of Exchange Rate Fluctuations on Results of Operations, Liabilities and Assets

Our results of operations, liabilities and assets are impacted by the fluctuations of exchange rates between the U.S. Dollar and the New Israeli Shekel (“NIS”), Brazilian Real, Argentinean Peso, Mexican Peso, the South African Rand and the Euro.

During the six months ended June 30, 2018, the exchange rate of the U.S. Dollar in relation to the NIS decreased by 5.3%, while the Israeli Consumer Price Index (“CPI”) increased by 0.9%.

We believe that the rate of inflation in Israel has not had a material effect on our business to date. However, our U.S. Dollar costs will increase if inflation in Israel exceeds the revaluation of the NIS against the U.S. Dollar.

Regarding our operations of our subsidiaries in Brazil, Pointer Do Brasil Comercial Ltda. and Cielo Telecom Ltda. (collectively, “Pointer Brazil”), and the fact that most of Pointer Brazil’s revenues are denominated in the Brazilian Real, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Brazil and fluctuations in the exchange rate between the U.S. Dollar and Brazil Real may have a significant effect on the business and overall profitability of Pointer Brazil and, as a consequence, on the results of our operations. From January 1, 2018 to June 30, 2018, the value of the Brazil Real decreased by approximately 16.6% against the U.S. Dollar. From January 1, 2018 until June 30, 2018, the U.S. Dollar – Brazil Real exchange rate fluctuated between 3.14 and 3.90 Real to the Dollar.

Regarding our operations in Argentina and the fact that most of the revenues of our subsidiary, Pointer Argentina S.A. (“Pointer Argentina”), are denominated in the Argentinean Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Argentina and fluctuations in the exchange rate between the U.S. Dollar and Argentinean Peso may have a significant effect on the business and overall profitability of Pointer Argentina and as a consequence, on the results of our operations. From January 1, 2018 to June 30, 2018, the value of the Argentinean Peso decreased by approximately 54.7% against the U.S. Dollar. From January 1, 2018 until June 30, 2018 the U.S. Dollar – Argentinean Peso exchange rate fluctuated between 18.41 and 28.85 Pesos to the Dollar.

Regarding our operations of our subsidiary, Pointer Recuperation de Mexico S.A. (“Pointer Mexico”), and the fact that most of Pointer Mexico’s revenues are denominated in the Mexican Peso, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in Mexico and fluctuations in the exchange rate between the U.S. Dollar and Mexican Peso may have a significant effect on the business and overall profitability of Pointer Mexico and as a consequence, on the results of our operations. From January 1, 2018 to June 30, 2018, the value of the Mexican Peso increased by approximately 0.6% against the U.S. dollar. From January 1, 2018 until June 30, 2018, the U.S. Dollar – Mexican Peso exchange rate fluctuated between 17.98 and 20.72 Pesos to the Dollar.

Regarding our operations of our subsidiary, Pointer SA (PTY) Ltd. (“Pointer South Africa”), and the fact that most of Pointer South Africa’s revenues are denominated in the South African Rand, while our consolidated financial statements are expressed in U.S. dollars, we believe that inflation in South Africa and fluctuations in the exchange rate between the U.S. Dollar and South African Rand may have a significant effect on the business and overall profitability of Pointer South Africa and as a consequence, on the results of our operations. From January 1, 2018 to June 30, 2018, the value of the South African Rand increased by approximately 10.9% against the U.S. Dollar. From January 1, 2018 until June 30, 2018, the U.S. Dollar – South African Rand exchange rate fluctuated between 12.36 and 13.70 Rand to the Dollar.

The currency exchange rate impact on total revenue for the six months ended June 30, 2018 was a decrease of approximately $0.9 million. The currency exchange rate impact on operating income was immaterial.

B.	LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2018, we had a working capital of $11.4 million, our current assets to current liabilities ratio was 161%, we had cash and cash equivalents of $7.2 million and an unused credit facility of $6.0 million. We believe that we have access to sufficient capital to meet our requirements for at least the next twelve months.

As of June 30, 2018, we had a total debt of $7.6 million, including $4.2 short term bank credit and current maturities of long-term loans, comparing to total debt of $10.1 million, including $5.1 million short term bank credit and current maturities of long-term loans as of December 31, 2017. The vast majority of our loans bear interest of 3.71%-4.87%.

Our credit facilities and loans contain a number of restrictive covenants that limit the operating and financial flexibility of the Company. As of June 30, 2018, we are in compliance with the financial covenants of our credit facilities.

In the six months ended June 30, 2018, net cash provided by our operating activities amounted to $4.0 million, compared to $2.7 million in the six months ended June 30, 2017. The increase is primarily attributable to the changes in our working capital in the six months ended June 30, 2018 vs. the six months ended June 30, 2017.

In the six months ended June 30, 2018, net cash used in our investment activities was $1.6 million, compared to $1.1 million in the six months ended June 30, 2017. The increase is primarily attributable to the increase in the purchase of property and equipment.

In the six months ended June 30, 2018, net cash used in our financing activities was $2.5 million, compared to $2.0 million in the six months ended June 30, 2017. The increase is primarily attributable to the repayment of long-term bank loans.

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